U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                           FORM 12b-25



                                   Commission File Number 1-12350



                   NOTIFICATION OF LATE FILING



                          (Check One):

[   ] Form 10-K and Form 10-KSB   [  ] Form 11-K   [  ] Form 20-F
[ X  ] Form 10-Q and Form 10-QSB


For Period Ended:  March 31, 1996


Nothing in this Form shall be construed to imply that the Commis-sion has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:







PART I- REGISTRANT INFORMATION

Full Name of Registrant:   QPQ Corporation
Former Name if Applicable:   International Pizza Corporation
Address of Principal Executive Office
  (Street Number):   1000 Lincoln Road, Suite 210
City, State and Zip Code:   Miami Beach, Florida  33139











PART II - RULE 12B-25(B)AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]     (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K or
               Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit re-
               quired by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 20-F, 10-Q, Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

     As a result of unforeseen delays in connection with the preparation of the registrant's quarterly financial statements, the registrant is unable to file its quarterly report on Form 10-QSB within the prescribed time period. The registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense. The foregoing Report will be filed no later than the fifth calendar day following the prescribed due date for the Report.










PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification:

         Mitchell Rubinson       (305)        531-5800

          (Name)              (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                        [ X ]  Yes     [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [   ]  Yes     [ X ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                         QPQ Corporation
          (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 13, 1996           By: /s/ Mitchell Rubinson
                                 Name:  Mitchell Rubinson
                                 Title: Chief Executive Officer